FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, September 28, 2004

PRESS RELEASE

The Electrabel Board of Directors, which met 28 September 2004, has appointed Gérard Mestrallet, Chairman of the Board of Directors and Jean-Pierre Hansen Chief Executive Officer of Electrabel. Jean-Pierre Hansen will continue to act as Chairman of the Executive Committee of Electrabel and as COO of SUEZ. Willy Bosmans will act as a consultant to the Chairman of the Executive Committee and CEO of Electrabel, Jean-Pierre Hansen. Mr. Bosmans will continue to hold various mandates within the group. These measures will come into effect on 1 January 2005.

The Group’s electricity and gas strategy remains unchanged; particularly profitable development of Electrabel in Europe, in the Benelux, France, Spain and Italy.

Moreover, the Electrabel Board of Directors considered various current matters of energy policy and of electricity markets dynamics. The Board also asked management to explore the necessary contacts and studies that will eventually make it possible to have nuclear capacity of the EPR type under the most favourable economic conditions.

Finally, The Board further asked a group of directors to analyse the measures necessary for bringing the functioning of the Board into line with the new recommendations for corporate governance, in particular the draft Belgian Code which is now being finalised, taking into account the current best practices.

SUEZ is the majority stakeholder of Electrabel with a 50.08% stake.

SUEZ (www.suez.com) is a worldwide industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and supports Paris as the site for the 2012 Olympic Games.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	Contacts for financial analysts:
Belgium:
Guy Dellicour: +322 370 34 05
France:	Arnaud Erbin: +331 4006 6489
Catherine Guillon: +331 4006 6715	Eléonore de Larboust: +331 4006 1753
Antoine Lenoir: +331 4006 6650	Bertrand Haas: +331 4006 6609

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : September 30, 2004	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary